 BBProp112192018.htm SUPPLEMENT

Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10839

SUPPLEMENT DATED DECEMBER 19, 2018

TO OFFERING CIRCULARS DATED SEPTEMBER 7, 2018 AND OCTOBER 12, 2018

BUILDING BITS PROPERTIES I, LLC

This document supplements, and should be read in conjunction with, the Offering Circulars (the "Offering Circulars") dated September 7, 2018 and October 12, 2018 of Building Bits Properties I, LLC (the "Company"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circulars.

The purpose of this supplement is to

Announce the Company will accept a reduced investor minimum of $100 during a promotional period rather than $1,000 as identified in the Offering Circulars. The following changes are being made to the Offering Circulars:

Cover Page

We are offering various classes of our Common Bits to the public at $1.00 per Bit. Building Bits Properties I, LLC will be limited to raising up to $50,000,000 in any given 12 month period through the sales of various classes of our Common Bits. The minimum investment in our Common Bits for initial purchases is 1,000 Bits, or $1,000. The per Bit purchase price for our Bits was arbitrarily determined by our Manager. During our special promotional period from December 15, 2018 through March 15, 2019, the minimum investment in our Common Bits for initial purchases is 100 Bits, or $100.

Procedure for Subscribing

On the BuildingBits Platform, investors will have access to this offering circular and exhibits filed therewith. To subscribe, investors must create an account on the BuildingBits Platform, execute our subscription agreement, and authorize an ACH transfer of $1000 or greater, which will be deposited in an escrow account. During our special promotional period from December 15, 2018 through March 15, 2019, the minimum ACH transfer is $100.